UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-39766

ORLA MINING LTD.

(Translation of registrant's name into English)

1010-1075 West Georgia Street

Vancouver, BC

V6E 3C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐   Form 40-F    ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORLA MINING LTD..

Date: November 27, 2024	/s/ Etienne Morin
Name: Etienne Morin Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report
99.2	Share Purchase Agreement dated November 17, 2024 between Goldcorp Canada Ltd., Orla Mining Ltd. and 1511583 BC Ltd.
99.3	Form of Voting Support Agreement (Directors and Officers)
99.4	Voting Support Agreement (Agnico Eagle Mines Limited)
99.5	Voting Support Agreement (Trinity Capital Partners Corporation)
99.6	Voting Support Agreement (Pierre Lassonde)
99.7	Voting Support Agreement (Fairfax Financial Holdings Limited)